Form 10-K, Exhibit 13
period 1998-12-31
CNY FINANCIAL CORP
filed 1999-03-26
CIK 1063918

DESCRIPTION OF BUSINESS

CNY FINANCIAL CORPORATION IS A PUBLICLY TRADED BANK HOLDING COMPANY HEADQUARTERED IN CORTLAND, NEW YORK. WITH ASSETS OF $281.2 MILLION, THE COMPANY SERVES ITS COMMUNITY THROUGH ITS WHOLLY OWNED SUBSIDIARY, CORTLAND SAVINGS BANK. THE BANK OPERATES THREE FULL-SERVICE OFFICES IN CORTLAND COUNTY AND A LOAN PRODUCTION OFFICE IN ITHACA, IN NEIGHBORING TOMPKINS COUNTY. CNY FINANCIAL'S COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET SYSTEM UNDER THE SYMBOL "CNYF".



                                    CNY FINANCIAL CORPORATION
                                  Selected Financial Highlights

                                                      DECEMBER 31,
                                  ----------------------------------------------------
SELECTED BALANCE SHEET DATA:        1998       1997       1996       1995       1994
                                  ----------------------------------------------------
                                             (In thousands, except share data)
Total assets                      $281,186  $ 233,729   $238,100   $235,681   $230,339
Loans receivable, net              159,207    155,422    158,611    158,507    152,476
Allowance for loan losses            2,494      2,143      1,952      2,002      1,752
Loans held-for-sale                     --      2,541         --         --         --
Securities available-for-sale       88,437     44,140     45,594     41,777      2,519
Securities held-to-maturity         10,318     12,550     11,757     11,188     61,716
Cash & cash equivalents             14,536      8,079     12,536     14,176      4,912
Real estate owned                      260        964        563        374        572
Deposits                           196,014    199,770    204,640    203,110    200,310
Borrowings                           1,000         --         --         --         --
Total stockholders' equity        $ 79,070  $  30,740   $ 30,345   $ 29,030   $ 26,876
Book value per share (1)          $  15.06        N/A        N/A        N/A        N/A
Book value per share, excluding
  unallocated ESOP shares (2)     $  16.38        N/A        N/A        N/A        N/A

                                                                Continued page 1


                                 ON OUR COVER
                                 POISED FOR GROWTH
                                 From a position of recognized leadership in community banking that spans more than 130 years, a strong, new financial services company was created in Central New York on October 6, 1998 when the oldest and largest independent bank in Cortland, NY converted from a state-chartered mutual savings bank to a stock savings bank. On that day, CNY Financial was launched.

                                                                             CNY
                                                                       Financial

                           CNY FINANCIAL CORPORATION
                    Selected Financial Highlights, Continue


                                                                              YEAR ENDED DECEMBER 31
                                                      ---------------------------------------------------------------
                                                         1998         1997          1996        1995         1994
                                                      ---------------------------------------------------------------
SELECTED OPERATIONS DATA:                                             (In thousands, except share data)
Interest income                                       $   18,003   $   17,667    $   17,787   $   17,811   $   15,855
INTEREST EXPENSE                                           7,986        8,328         8,758        8,613        7,915
---------------------------------------------------------------------------------------------------------------------
Net interest income                                       10,017        9,339         9,029        9,198        8,940
PROVISION FOR LOAN LOSSES                                    325        3,300         1,380          600          300
---------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses        9,692        6,039         7,649        8,598        8,640
OTHER NON-INTEREST INCOME                                  1,583          889           770          671          478
---------------------------------------------------------------------------------------------------------------------
                                                          11,275        6,928         8,419        9,269        9,118
OTHER NON-INTEREST EXPENSE                                 8,326        6,872         6,201        5,945        5,586
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 2,949           56         2,218        3,324        3,532
INCOME TAX EXPENSE (BENEFIT)                               1,270          (16)          853        1,400        1,361
---------------------------------------------------------------------------------------------------------------------
Net Income                                            $    1,679   $       72    $    1,365   $    1,924   $    2,171
=====================================================================================================================
Basic earnings per share (3)                          $       --          N/A           N/A          N/A          N/A
=====================================================================================================================
Earnings per share, excluding contribution
to Foundation (4)                                     $     0.13          N/A           N/A          N/A          N/A
=====================================================================================================================
Weighted average shares outstanding                    4,928,044          N/A           N/A          N/A          N/A
=====================================================================================================================



SELECTED FINANCIAL RATIOS AND OTHER DATA:          AT OR FOR THE YEAR ENDED DECEMBER 31
                                               --------------------------------------------
                                                 1998      1997     1996     1995      1994
                                               --------------------------------------------
PERFORMANCE RATIOS:
Return on average assets                         0.64%    0.03%    0.58%     0.82%    0.92%
Return on average assets, excluding
  contribution to Foundation (4)                 0.87%    0.03%    0.58%     0.82%    0.92%
Return on average equity                         3.21%    0.23%    4.64%     6.85%    8.41%
Return on average equity, excluding
  contribution to Foundation (4)                 4.38%    0.23%    4.64%     6.85%    8.41%
Net interest rate spread                         3.52%    3.58%    3.48%     3.70%    3.62%
Net interest margin                              4.28%    4.17%    4.02%     4.18%    4.03%
Efficiency ratio                                72.00%   67.49%   63.38%    60.34%   59.52%
Efficiency ratio, excluding
 contribution to Foundation (4)                 63.15%   67.49%   63.38%    60.34%   59.52%

STOCKHOLDERS' EQUITY AND ASSET
QUALITY RATIOS:
Average equity to average total assets          19.86%   13.04%   12.40%    12.00%   10.96%
Total equity to assets end of period            28.12%   13.15%   12.74%    12.32%   11.67%
Non-performing assets to total assets            0.42%    2.04%    1.78%     1.00%    1.32%
Non-performing loans to total loans              0.58%    2.37%    2.28%     1.24%    1.60%
Allowance for loan losses to total loans         1.54%    1.34%    1.22%     1.25%    1.14%
Allowance for loan losses to
 non-performing loans                          266.74%   56.48%   53.23%   100.40%   71.13%

OTHER DATA:
Full service offices                                 3        3        3         3        3
Full-time equivalent employees                      91       93       95        96       99
----------------------------------------


(1) Book value per share is equal to total equity divided by the common shares outstanding at December 31, 1998.

(2) Equal to stockholders' equity divided by common shares outstanding, less 423,175 unallocated ESOP shares.

(3) Earnings per share calculated on earnings from date of conversion (October 6, 1998) to December 31, 1998.

(4) Excludes contribution expense to the Cortland Savings Foundation of $1,023,000, or $614,000 after taxes.

CNY
Financial

A MESSAGE TO OUR SHAREHOLDERS

         I am pleased to present to you the inaugural annual report of CNY Financial. Creation of your new public holding company and conversion of its sole subsidiary, Cortland Savings Bank, to a stock bank have enabled us to reach historic levels of profitability and position. CNY Financial for leadership within the industry, as evidenced by the following:

o Net income for 1998 was $2.3 million, excluding the expense of a donation to the Company's charitable foundation, compared with net income in 1997 of $72,000. This improvement occurred primarily as the result of a reduction in the costs associated with nonperforming assets.

NET INCOME
$ in Millions
1996        1997                      1998
---------------------------------------------------------
                      $2.3 Before Foundation Contribution
                      -----------------------------------
                       Net Income After      After-Tax
                       Foundation            Foundation
                       Contribution          Contribution
=========================================================
$1.4       $0.1           $1.7                 $0.6
=========================================================

o Nonperforming assets totaled $1.2 million on December 31, 1998, or .42% of total assets, compared to $4.8 million or 2.04% of total assets at the end of 1997. This reduction reflects the successful sale of problem assets in the first quarter of 1998 and our loan staff's continued attention to asset quality.

NON-PERFORMING ASSETS/TOTAL ASSETS
1996                     1997                1998
---------------------------------------------------------
1.78%                    2.04%               0.42%
=========================================================

o Stockholders' equity totaled $79.1 million on December 31, 1998 reflecting a $48.3 million increase during the year. The Company is well in excess of regulatory requirements to be "well capitalized" and, as such, is well positioned to benefit from strategic expansion opportunities. We will work diligently with our financial advisors to identify appropriate avenues to deploy this new capital.

         The conversion has also been beneficial in other ways. While we have always been mindful that our employees and the communities we serve have a direct impact on our success, creation of CNY Financial enabled us to launch two initiatives that will underscore their continuing importance in the future. The first is development of an employee stock ownership plan which gives our employees a vested interest in their Company. This translates into our employees working towards an even higher level of productivity as employee-owners. The second is creation of a charitable entity, the Cortland Savings Foundation, which is endowed with $1 million of common stock from the conversion. The
Foundation, which is endowed with $1 million of common stock from the conversion. The Foundations's purpose will be to support significant housing, community development and charitable projects that will enhance the quality of life for people in the communities we serve.

         As evidence of our commitment to enhancing shareholder value, the Company was the first in New York State to receive approval to repurchase 5% of its common stock less than six months after our conversion. Furthermore, we were pleased to announce the initial quarterly cash dividend of the Company in February of 1999. As we continue to focus on shareholder value we are currently considering fee income enhancements and efficiency improvements through increased utilization of existing systems and personnel, both of which initiatives should increase the return to shareholders.

         Amid consolidations of monumental proportions in our industry, CNY Financial stands as a refreshing alternative. Your new company possesses a clear vision for strong community banking throughout Central New York. It is a vision that will offer a superior delivery system but will not sacrifice personal attention and service to the customer.

                                                                             CNY
                                                                       Financial

"THE EARLY SUCCESS OF OUR ITHACA LPO HAS ENABLED US TO DEVELOP A BUSINESS STRATEGY THAT INCLUDES THE ADDITION OF SEVERAL MORE LOAN PRODUCTION OFFICES IN SURROUNDING CITIES...THEY WILL GIVE CNY FINANCIAL A STRONG PRESENCE IN SEVERAL NEW MARKETS WITHOUT ADDING COSTLY BRICK AND MORTAR FACILITIES."

         The means toward realizing our vision is already in place with the creation of $50.3 million of additional capital from the initial public offering. We stand poised to benefit from strategic growth opportunities with access to a new consumer base in a larger market area.

         How will we grow? In 1999, our primary focus will be on expansion of our residential and commercial lending capabilities. During 1998, of total loan closings of $39.4 million, we originated $5.4 million of residential loans and $700,000 of commercial loans from a new loan production office in Ithaca. The early success of our Ithaca LPO has enabled us to develop a business strategy that includes the addition of several more loan production offices in surrounding cities. These offices will emphasize excellent turnaround and a high degree of attention to the customer. They will give CNY Financial a strong presence in several new markets without adding costly brick and mortar facilities.

         This is an ambitious agenda. The creation of a publicly traded company has necessitated a major restructuring of the organization in order to meet the challenges that will result from expansion. During the past year, we have enhanced our senior management team to include seasoned professionals noted for their successful careers in community banking. I am pleased to welcome them.

         Chief Operating Officer F. Michael Stapleton brings to your company significant operational and retail banking experience as well as extensive knowledge of local markets. Chief Financial Officer Steven A. Covert, who directed the successful conversion, adds substantial financial and investor relations expertise. They join Senior Vice President Kerry D. Meeker who in 1996 brought breadth to our lending programs, both commercial and residential.

         They, and the remainder of CNY Financial's 90 dedicated employees, have had a busy inaugural quarter. We are already out in front of our peers on implementation of a comprehensive Year 2000 readiness plan. While many companies are incurring major costs to ensure a smooth transition into the next millennium, we believe we can avoid any significant interruption of regular business on January 1, 2000. This, along with a recently completed comprehensive technology study, will position us to better serve the needs of our customers far beyond the Year 2000.

         Throughout our transition to a public holding company, we have been judicious in continuing to work closely with our directors who have been responsible for bringing us to this place. Three of them, with whom I have worked for over 30 year, have retired. Harwood Spaulding, Ed Burgess and Peter Potter are to be applauded for their combined wisdom in helping us make possible the future success of CNY Financial. We wish them well.

         As we approach our first full year as a publicly traded company, our mission will remain: to profitably serve your needs and those of your fellow shareholders and to address the needs of the customers in the communties we call home. We will also work to continue to earn our reputation as a responsible, community-minded corporate citizen.

         On behalf of our Directors and Management Team, CNY Financial welcomes you. I look forward to a long and mutually profitable partnership together.

Sincerely,


/s/ Wesley D. Stisser
---------------------
Wesley D. Stisser
President, CNY Financial Corporation
[photo omitted]

CNY
Financial

A STRONG COMMUNITY......
A STRONGER FUTURE

CNY Financial has built lasting ties to the communities it serves, through Cortland Savings Bank's efforts as a dedicated corporate citizen. This involvement is one of the primary contributors to our status as the largest independent bank in Cortland County. We continue to manifest our involvement in two important ways; solid financial services to enhance the viability and profitability of local businesses and industry; and civic leadership through innovative educational, cultural and volunteer efforts that have spanned generations.

CNY Financial shares Cortland Savings Bank's strong belief that a healthy business environment is an integral part of a growing economy. The Company has enhanced its ability to provide even better service to the business customer by extending its product line and hiring additional experienced commercial loan officers.

Below are two examples of Cortland Savings Bank's flexibility in meeting the financial needs of varied types of business.

Financial support to Olde Homer House is just one illustration of Cortland Savings Bank's partnership with local businesses to support economic revitalization. Lisa Lindhorst and Jackie May, owners of Olde Homer House, are shown at their Main Street business which sells traditional furnishings and gifts.

Assistance from Cortland Savings Bank to the 1890 House Museum and Center for Victorian Arts will make it possible for the Museum to expand through acquisition of additional property. An increase in visitors is anticipated as the Museum becomes an official New York State tourism destination. This should help improve business for a variety of downtown merchants.

In addition to helping make a financial difference for businesses and families, the Bank also makes a visible contribution with its involvement in community events and sponsorships. This participation and exposure has made us the bank of choice in the area. A sampling of the civic events and campaigns in which the Bank has participated are; Chamber of Commerce Annual Business Showcase, the June Dairy Parade, Downtown Business Association and Board of Realtors' activities. This involvement provides opportunities for Bank personnel to meet with existing and potential customers in a friendly, community arena, while building community pride and assisting in promoting our attractive local communities to a much larger market area.

CNY Financial's commitment to build a strong community through lending and community involvement assists in creating a healthy business climate and an attractive community in which to live and work.

                                                                             CNY
                                                                       Financial

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Highlights" and the Consolidated Financial Statements of CNY Financial Corporation (the "Company"), including the accompanying notes, each appearing elsewhere in this Annual Report.

GENERAL

The Company's principal business is conducted by its wholly-owned subsidiary, Cortland Savings Bank (the "Bank") and consists of full service community banking. The Bank's results of operations depend principally on its net interest income, which is the difference between the income earned on its loans and securities and its cost of funds, principally interest paid on deposits. Net interest income is dependent on the amounts and yields of interest earning assets as compared to the amounts of and rates on interest bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management procedures in coping with such changes. Results of operations are also affected by the provision for loan losses, the volume of non-performing assets and the levels of non-interest income, and non-interest expense.

Sources of non-interest income include categories such as deposit account fees and other service charges, gains on the sale of securities and fees for banking services such as safe deposit boxes. The largest category of non-interest expense is compensation and benefits expense. Other principal categories of non-interest expense are occupancy expense and real estate owned expense, which represents expenses in connection with real estate acquired in foreclosure or in satisfaction of a debt owed to the Company.

SPECIAL MATTERS AFFECTING FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONVERSION.

The Company commenced operations on October 6, 1998, when the Bank converted from a state chartered mutual savings bank to a state chartered stock savings bank(the "Conversion"). On that date, the Company sold 5,251,629 shares of common stock in its initial public offering and received $50.3 million of net proceeds from the sale, which have been invested primarily in mortgage-backed securities and investment grade corporate bonds. The shares sold included 428,532 shares purchased by the Company's Employee Stock Ownership Plan (ESOP), which was funded by a loan from the Company. The Company contributed an additional 105,033 shares to the Cortland Savings Foundation as part of the Conversion and an expense of $1.0 million or approximately $614,000 after taxes, was recorded in October 1998 due to this donation. References to the business activities, financial condition and operations of the Company prior to October 6, 1998 refer to the Bank, while references to the Company on or after that date refer to both the Company and the Bank as consolidated, unless the context indicates otherwise.

Since late 1996, two interrelated problems have had a substantial direct effect on the Company's results of operations. Management worked aggressively to identify the scope of these problems, resolve them and recognize their financial consequences, so that management could focus its attention on future operations and the implementation of its strategy. The two problems are as follows:

OFFICER DEFALCATION. During the fourth quarter of 1996, the Company discovered that its then Senior Loan Officer had been involved in various schemes to defraud the Company. Upon the discovery of these matters, the officer was dismissed and subsequently convicted of criminal charges as a result of his actions. Immediately after the discovery of this matter, the Company undertook an investigation to identify uncollectable assets resulting from his activities. As a result of this investigation the Company charged off $607,000 of loans during the fourth quarter of 1996 which the Company believed either did not exist or were otherwise uncollectable. In addition, the Company identified approximately $349,000 of improper expenses and other losses attributable to the actions of the officer which, because they had already been recognized for financial statement purposes, did not require any additional expense. Furthermore, poor supervision while the officer in question was in charge of lending operations is believed to have contributed to the large volume of non-performing loans which were designated for sale during the fourth quarter of 1997 as described in the following discussion. The Company made a claim against its fidelity bond carrier in the amount of approximately $1.0 million as a result of this matter, and received $658,000 in settlement in 1998, bringing the matter to a close.

SALE OF PROBLEM LOANS. During the fourth quarter of 1997, the Company decided that its non-performing loans were creating too great a strain on management resources and the work necessary to collect those assets was diverting management from its core goal of running the Company in a profitable manner. Therefore, in order to improve overall asset quality and free

CNY
Financial

management from less productive tasks associated with the resolution of problem loans, the Company decided to seek to sell a substantial portion of its non-performing loans to a single unrelated purchaser. During December of 1997, the Company identified $4.3 million of loans as candidates for such a sale. These loans were all either non-performing or were performing but had been identified by management as potential problem loans. Approximately half of the loans were commercial mortgage loans and approximately half were residential mortgage loans.

When these loans were designated for prompt disposition, the Company charged off $1.7 million against its allowance for loan losses to reflect the fair value of the loans. This charge-off represented the difference between the carrying value of the loans and the amount which the Company believed, after consultation with loan brokers, could be realized upon a bulk sale of the loans.

During the first quarter of 1998, while identifying a purchaser for the loan package and negotiating the terms of the sale, the Company designated $661,000 of additional loans to include in the package being sold. The Company consummated the sale during the first quarter of 1998 with the proceeds of $3.1 million approximating the carrying value of the loans.

INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES

The following table sets forth the average daily balances, net interest income, and expense and average yields and rates for the Company's earning assets and interest bearing liabilities for the indicated periods. No tax-equivalent adjustments were made.


                                                       Year Ended December 31,
                                 ------------------------------------------------------------
                                                  1998                          1997
                                 ------------------------------------------------------------
                                                         Average                       Average
                                              Average     Yield/  Average               Yield/
                                   Interest   Balance      Cost   Interest   Balance     Cost
                                 ------------------------------------------------------------
                                                      (Dollars in thousands)
Loans (1)                        $  13,420   $ 156,649    8.57%   $13,582  $  157,713   8.61%
Securities (2)                       4,016      66,228    6.06%     3,769      60,226   6.26%
Other short-term investments           567      11.387    4.98%       316       6,019   5.25%
---------------------------------------------------------------------------------------------
Total interest-earning assets       18,003     234,264    7.68%    17,667     223,958   7.89%
Non-interest-earning assets                     29,141                         12,254
---------------------------------------------------------------------------------------------
Total assets                                 $ 263,405                     $  236,212
=============================================================================================

Savings accounts (3)                 1,851   $  66,709    2.77%     1,936  $   64,576   3.00%
Money market accounts                  220       8,176    2.69%       243       8,643   2.81%
NOW accounts                           167      10,015    1.67%       166       9,457   1.76%
Certificates of deposit              5,723     106,860    5.36%     5,983     110,728   5.40%
Borrowings                              25         430    5.81%        --          --      --
---------------------------------------------------------------------------------------------
Total interest-bearing liabilities   7,986     192,190    4.16%     8,328     193,404   4.31%
Non-interest-bearing liabilities                18,900                         12,002
---------------------------------------------------------------------------------------------
Total liabilities                              211,090                        205,406
Stockholders' equity                            52,315                         30,806
---------------------------------------------------------------------------------------------
Total liabilities and equity                 $ 263,405                     $  236,212
=============================================================================================


Net interest income/spread         $ 10,017               3.53%   $ 9,339               3.58%

Net earning assets/ net
  interest margin                            $  42,074    4.28%            $   30,554   4.17%

Ratio of average interest-
  earning assets to interest-
  bearing liabilities                             1.22 x                         1.16 x

----------------------
(1) Average balances include loans held for sale and nonaccrual loans, net of the allowance for loan losses. Interest is recognized on nonaccrual loans only as and when received.

(2)  Securities are included at amortized  cost,  with net  unrealized  gains or
     losses  on  securities   available-for-sale  included  as  a  component  of
     non-earning assets. Securities include Federal Home Loan Bank stock.

(3)  Includes  advance  payments  for  taxes  and  insurance   (mortgage  escrow
     deposits).


CHANGES IN INTEREST INCOME AND EXPENSE

One method of analyzing net interest income is to consider how changes in average balances and average rates from one period to the next affect net interest income. The following table shows the dollar amount of changes in interest income and expense by major categories of interest income and expense by major categories of interest earning assets and interest bearing liabilities attributable to changes in volume or rate or both, for the periods indicated.

Volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the changes in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.


                                                       Year Ended December 31,
                                 ------------------------------------------------------------
                                      1998 vs. 1997                        1997 vs. 1996
                                 -------------------------------  ---------------------------
                                   Increase (Decrease) Due To:     Increase (Decrease) Due To:
                                    Volume     Rate     Total       Volume     Rate    Total
                                 ------------------------------------------------------------
                                                         (In thousands)

INTEREST-EARNING ASSETS:
Loans                             $ (91)    $ (71)    $ (162)      $ (94)    $ (129)  $ (223)
Securities                          367      (120)       247         102         47      149
Other short-term investments        268       (17)       251         (66)        20      (46)
---------------------------------------------------------------------------------------------
Total interest-earning assets     $ 544     $(208)    $  336         (58)    $  (62)  $ (120)
=============================================================================================


INTEREST-BEARING LIABILITIES:
Savings accounts                  $  62     $(147)    $ (85)           4     $   10   $   14
Money market accounts               (13)      (10)      (23)         (29)       (16)     (45)
NOW accounts                          9        (8)        1            3        (31)     (28)
Certificates of deposit            (207)      (53)     (260)        (171)      (200)    (371)
Borrowings                           25        --        25           --         --       --
---------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                     $(124)    $(218)    $(342)       $(193)    $ (237)  $ (430)
=============================================================================================
Net change in net
  interest income                 $ 668     $  10     $ 678        $ 135     $  175   $  310
=============================================================================================

                                                                             CNY
                                                                       Financial

COMPARISONS OF FINANCIAL CONDITION AT DECEMBER 31, 1998 AND DECEMBER 31, 1997

Total assets at December 31, 1998 were $281.2 million compared to $233.7 million at December 31, 1997. The primary cause of the $47.5 million increase was the investment of the $50.3 million received from the Company's initial public offering. The majority of the proceeds were invested in investment grade mortgage-backed securities, corporate bonds and commercial paper, resulting in a $44.3 million increase in securities available for sale from the end of 1997.
The Company generally classifies its new securities investments as available-for-sale in order to maintain flexibility in satisfying future investment and lending requirements. The remainder of the net conversion proceeds were invested in interest-bearing deposits at other banks, resulting in a $5.5 million increase in those assets. Net loans were $159.2 million at December 31, 1998, an increase of $3.8 million from the end of 1997. This growth occurred as the Company maintained its emphasis in residential lending and increased its level of loan originations. Loan closings, including undisbursed funds and refinancings, totaled $39.4 million in 1998, an increase of 19.8% from the 1997 total of $32.9 million.

LOAN ORGANIZATIONS
$in Millions

             1996                               1997                               1998
-------------------------------    -------------------------------    -------------------------------
Residential    Other   Consumer    Residential    Other   Consumer    Residential    Other   Consumer
-----------    -----   --------    -----------    -----   --------    -----------    -----   --------
   $12.4       $8.1     $11.2        $14.7        $5.2     $13.0        $19.7        $6.0     $13.7
===========    =====   ========    ===========    =====   ========    ===========    =====   ========

Total deposits were $196.0 million at the end of 1998, compared to $199.8 million at December 31, 1997. This $3.8 million reduction is primarily attributable to the withdrawal of approximately $7.0 million deposits to purchase stock in the Company's initial public offering, partially offset by interest credited to deposits.

Stockholders' equity increased $48.3 million during 1998 and was $79.1 million at December 31, 1998. This increase reflects the net proceeds from the conversion and earnings for the year, offset by the 4.2 million contra-equity account related to unallocated ESOP shares. Book value per share outstanding at December 31, 1998 was $15.06

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

GENERAL. Net income for 1998 was $1.7 million compared to net income of $72,000 in 1997. The primary reason for the improvement was the reduction in the costs incurred to resolve the Company's problem assets, including a $3.0 million reduction in the provision for loan losses and a $572,000 reduction in the expense of real estate owned. Also affecting the improvement in net income was an improvement in net interest income of $678,000, a $694,000 increase in non-interest income and a $1.5 million increase in other operating expenses.

NET INTEREST INCOME. Net interest income increased by $678,000 or 7.3% from 1997 to 1998. This improvement occurred primarily due to a $10.3 million increase in average total earning assets as a result of the Company's stock offering on October 6, 1998 offset partially by a reduction in the average rate earned on assets of 21 basis points. The reduction in rate is attributable to an increase in securities and other short-term investments and the overall decline in market interest rates. Securities and other short-term investments increased as the Company invested the proceeds of its stock offering in such investments pending redeployment in loans as appropriate opportunities arise. Loans generally have higher yields than the Company's other investments.

The Company also experienced a decline in the cost of interest-bearing liabilities to 4.16% in 1998 compared to 4.31% in 1997. The decline in market interest rates allowed the Company to reduce its deposit pricing while remaining competitive in its market. The infusion of capital from the Company's stock offering, and related increase in average net earning assets of $11.5 million in 1998, resulted in a improvement in the Company's net interest margin to 4.28% for 1998, compared to 4.17% in 1997. However, the investment of stock offering proceeds in lower-yielding securities rather than loans was the principal cause of a 6 basis point decline in the Company's interest rate spread.

PROVISION FOR LOAN LOSSES. The provision for loan losses results from management's analysis of the adequacy of the Company's allowance for loan losses. If management determines that an increase in the allowance is warranted, then the increase is accomplished through a provision for loan losses, which is charged as an expense on the Company's income statement. The provision for loan losses was $325,000 for the year ended December 31, 1998 compared to $3.3 million in 1997. A lower provision was appropriate in 1998 due to the significant improvement in the Company's asset quality as previously discussed. Despite the decrease in the provision, the allowance for loan losses increased from $2.1 million at year end 1997 to $2.5 million at year end 1998, when it represented 1.54% of total loans.

CNY
Financial

NON-INTEREST INCOME. The Company's primary source of recurring non-interest income is service charges, principally on deposit accounts. Service charges increased by $87,000 in 1998 versus 1997, which increase related primarily to fee changes on products and an increase in loan-related fees.

During 1998, the Company also received $658,000 in settlement of its insurance claim related to the officer defalcation, discussed previously.

NON-INTEREST EXPENSE. Non-interest expense increased $1.5 million from 1997 to 1998. The primary reasons for the increase were a $918,000 increase in salaries and employee benefits and a $1.0 million contribution to the Cortland Savings Foundation. The increase in salaries and employee benefits included a $406,000 expense related to the termination of the Company's defined benefit pension plan, $113,000 of severance expense for employee terminations, increased medical claims of $82,000, $51,000 of expense related to the Company's ESOP representing ESOP expense for approximately one quarter of the year, and normal merit increases. During the fourth quarter of 1998, the Company donated 105,033 share of its common stock to the Cortland Savings Foundation, a charitable foundation created in connection with the Conversion. The donation resulted in a $1.0 million financial statement expense during 1998.

Professional fees increased by $164,000 from 1997 to 1998, reflecting $210,000 of expenses related to the Company's unsuccessful attempt to acquire another financial institution during the fourth quarter of 1998.

Directors' fees increased $189,000, primarily due to the effect of a $150,000 retirement benefit to be paid to three directors who retired in 1998.

The Company recorded net revenues of $72,000 from its real estate owned in 1998 compared with a net expense of $500,000 in 1997. This improvement occurred as the level of real estate owned declined significantly during 1998 as the Company continued its efforts to resolve and reduce non-performing assets. The Company recorded a gain of $209,000 on the sale of one property, which gain exceeded the aggregate other expenses incurred on real estate owned.

INCOME TAXES. Income tax expense increased $1.3 million from 1997 to 1998, reflecting the improved earnings of the Company, as well as an $80,000 excise tax recorded for the termination of the defined benefit plan.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

GENERAL. Net income for 1997 was $72,000 compared to net income of $1.4 million in 1996. The primary reason for the decline was a substantial increase in expenses related to the resolution of the Company's problem assets, including a $1.9 million increase in the provision for loan losses and a $240,000 increase in the expense of real estate owned. These factors more than offset an increase in net interest income of $310,000.

NET INTEREST INCOME. Net interest income increased by $310,000, or 3.4%, from 1996 to 1997.

The increase reflects a decline in interest expense which was only partially offset by a smaller decline in interest income.

INTEREST INCOME. Interest income declined by $120,000 form 1996 to 1997. The decline resulted from a decline in the average balance of loans, the Company's highest yielding asset category, and a decline in the average yield on loans.

The average yield on loans declined by eight basis points due to lower residential mortgage loan rates which affected refinances and new loan originations. Borrowers were motivated by low market interest rates to refinance their higher fixed-rate mortgages while borrowers with adjustable-rate loans also refinanced to lock in lower rates.

The decline in the average balance of loans was offset by an increase in the average balance of loans was offset by an increase in the average balance of securities. Management invested available funds which might otherwise have been used to make loans in securities investments.

INTEREST EXPENSE. Interest expense declined by $430,000 from 1996 to 1997. The decline resulted from the combined effect of a $3.8 million decline in the average balance of interest-bearing liabilities and a 13 basis point decline in the average cost of funds. Most of the activity was in the certificate of deposit category, with the average balance declining by $3.2 million and the average cost declining by 18 basis point. These declines were due to the combined effect of competitive pressures from non-deposit investment sources which offered customers the potential for high yields, coupled with a decision by management

                                                                             CNY
                                                                       Financial

to offer rates on deposits which, although competitive, were not the highest in the local market.

PROVISION FOR LOAN LOSSES. The provision for loan losses was $3.3 million during 1997, compared to $1.4 million in 1996. During the 1997, the Company charged off $3.3 million of loans, compared to recoveries of $170,000. Approximately $2.0 million of the charge-offs were taken on the loan package which was ultimately sold during the first quarter of 1998 while the remainder of the charge-offs resulted from an aggressive review of the Company's entire loan portfolio, in light of the credit administration problems discovered in connection with the officer defalcation discussed above. Based on local economic conditions and the status of the Company's loan portfolio, during the 1997 management revised the Company's method of calculating its allowance for loan losses to increase the percentages used to determine the appropriate allowance for certain performing loans for which no problems had been identified. The adjustment was made to reflect management's estimate of probable losses inherent in loans in the Company's portfolio. Taking these factors into account, the Company determined it needed to provide $3.3 million for loan losses during 1997 to bring the allowance to its year-end level of $2.1 million.

NON-INTEREST EXPENSE. Non-interest expense increased by $671,000 from 1996 to 1997. The principal causes of the increase were a $240,000 increase in the expense of real estate owned and a $303,000 increase in other operating expenses. Real estate owned is required to be carried on the Company's books at the lower of cost or fair value, representing market value less estimated costs of sale. During the 1997, the Company decided that general economic conditions, difficulties in disposing of real estate owned and expected operating costs, justified carrying those properties at 65% of appraised value which resulted in a $365,000 charge to the expense of real estate owned. Approximately $270,000 of this charge related to properties acquired in 1997. Other operating expenses increased principally because of increases in the cost of collecting past due loans and increases in other loan related expenses.

INCOME TAXES. Income tax expense declined by $869,000 from an expense of $853,000 in 1996 to a tax benefit of $16,000 in 1997. The decline was caused by the decline in pre-tax income.

ASSET/LIABILITY MANAGEMENT MARKET RISK

As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on its net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset/liability management policies are established and monitored by management in conjunction with the Board of Directors of the Bank, subject to general oversight by CNY Financial Corporations's Board of Directors. The policies establish guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.

The Company's net income is dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income.

The  following  table   illustrates  the  Company's   estimated   interest  rate
sensitivity and periodic and cumulative gap positions as calculated as of December 31, 1998.

                                                      Amounts Estimated to Mature or Reprice Within:
                                     --------------------------------------------------------------------------------
                                     Less Than
                                       Three         3-6        6 Months        1-2       3-5      Over 5
                                       Month        Months      to 1 Year      Years     Years      Years      Total
---------------------------------------------------------------------------------------------------------------------
                                                             (Dollars in thousands)
INTEREST-EARNING ASSETS:
Short-term investments                $ 10,104    $     --   $     --      $     --   $     --   $     --   $  10,104
Securities, including FHLB stock        13,677       5,976      9,599        17,237     25,403     28,166     100,058
Loans                                   16,483      10,685     15,978        18,246     36,289     61,526     159,207
---------------------------------------------------------------------------------------------------------------------
Total interest-earning assets           40,264      16,661     25,577        35,483     61,692     89,692     269,369
---------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Savings accounts, including escrow       1,506       3,013      4,519         9,039     27,116     18,077      63,270
Money market accounts                      332         665        997         1,994      3,987         --       7,975
NOW accounts                               371         741      1,112         2,224      6,674         --      11,122
Certificates of deposit                 11,678      21,277     30,758        24,383     16,221         --     104,317
Borrowings                                  --          --         --            --      1,000         --       1,000
---------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities      13,887      25,696     37,386        37,640     54,998     18,077     187,684
---------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap              $ 26,377    $ (9,035)  $(11,809)     $ (2,157)  $  6,694   $ 71,615   $  81,685
=====================================================================================================================
Cumulative interest sensitivity gap   $ 26,377    $ 17,342   $  5,533      $  3,376   $ 10,070   $ 81,685
=========================================================================================================
Ratio of cumulative gap to total
  interest-earning assets                 9.79%       6.44%      2.05%         1.25%      3.74%     30.32%
=========================================================================================================
Ratio of interest-earning assets
  to interest-bearing liabilities       289.94%      64.84%     68.41%        94.27%    112.17%    496.17%     143.52%
=====================================================================================================================

CNY
Financial

While the gap position illustrated is a useful tool that management can assess for general positioning of the Company's balance sheet, management uses an additional measurement tool to evaluate its asset/liability sensitivity which determines exposure to changes in interest rates by measuring the estimated future percentage change in net interest income due to changes in rates over a one-year time horizon. Management measures such percentage change assuming an instantaneous permanent parallel shift in the yield curve of 100 and 200 basis points, both upward and downward. The model uses an option-based pricing approach to estimate the sensitivity of mortgage loans. The most significant embedded option in these types of assets is the prepayment option of the borrowers. The model uses various prepayment assumptions depending upon the type of mortgage instrument (residential mortgages, commercial mortgages, mortgage-backed securities, etc.). Prepayment rates for mortgage instruments ranged from 6% to 50% CPR (Constant Prepayment Rate) as of December 31, 1998. For administered rate core deposits (e.g. NOW and savings accounts), the model utilizes interest rate floors equal to 100 basis points below their current levels.

Utilizing this measurement concept, the estimated interest rate risk of the Company, expressed as a percentage change in projected net interest income over a one-year time horizon due to changes in interest rates, at December 31, 1998, was as follows:

--------------------------------------------------------------------------------
Percentage change in net interest                 Basis Point Change
income due to an immediate                   -------------------------------
change in interest rate over a               +200     +100    -100    -200
one-year time horizon                        -------------------------------
                                             3.12%    1.60%   0.26%  (3.45%)
--------------------------------------------------------------------------------

Actual results may differ from simulated results due to the inherent uncertainty of the assumptions, including the timing, magnitude and frequency of rate changes, customer buying patterns, economic conditions, and management strategies.

The Company does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit activities. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

YEAR 2000 CONSEQUENCES

The information contained in this section represents a Year 2000 Readiness Disclosure under the Year 2000 Information and Readiness Disclosure Act.

The operations of the Company are substantially dependent upon computer data processing for its deposit accounts, loans, financial records and other matters. Many computer systems and other equipment containing microchips may not operate accurately after January 1, 2000. The Company has undertaken a comprehensive review of all systems believed to create potential risks in order to eliminate any Year 2000 operating difficulties.

The Company retained the services of an independent consultant, at a cost of $13,000 to evaluate the Company's Year 2000 risks. The Company's Board of
Directors reviewed and approved the consultant's plan. The plan calls for comprehensive review and testing of all the Company's systems that could be affected by Year 2000 problems.

The Company has completed a review of all major non-computer based systems, such as vaults, building environmental systems and telephone systems, without any significant problems being discovered. The Company's principal data processing is performed by a Company-owned mini-computer operating software provided by an outside vendor. The hardware has been successfully tested. The software has been tested and modules requiring modification have been identified. The vendor is making necessary modifications. The Company expects that all modifications will be in place, and all testing completed, by mid-year 1999. The Company will continue to test minor systems, and replace them, if necessary, throughout the first three quarters of 1999.

The Company estimates that its total cost of Year 2000 compliance, excluding internal staffing costs will not exceed $100,000. The Company has not needed to hire additional staff to address Year 2000 compliance issues. The Company's cost estimate assumes that a

                                                                             CNY
                                                                       Financial

complete replacement of the Company's principal computer software will not be necessary. If a complete replacement is necessary, the Company will identify replacement software which is Year 2000 compliant during 1999 and convert to the new software. The Company has not evaluated the costs of complete replacement because the possibility that it will be necessary is considered to be remote. If complete replacement is necessary, the Company anticipates that it will be able to locate acceptable commercially-available software because the Company's mini-computer is commonly used by financial institutions. If interim operations are necessary before a new system is operational, the Company expects to utilize existing personal computers, commonly available business software and manual entries to bridge any gap. However, based upon the results of testing thus far, the Company believes that this "most reasonably likely worst case scenario" is unlikely to occur.

The Company has developed back-up or contingency plans for each of its mission critical systems. Virtually all of the Company's mission critical systems are dependent upon third party vendors or service providers; therefore, contingency plans include selecting a new vendor or service provider and converting to their system. In the event a current vendor's system fails during testing and it is determined that the vendor is unable or unwilling to correct the failure, the Company will convert to a new system from a pre-selected list of prospective vendors. In each such case, realistic trigger dates have been established to allow for orderly and successful conversion. For some systems, contingency plans consist of using spreadsheet software or reverting to manual systems until system problems can be corrected. Although the Company has been informed that each of its primary vendors anticipates that all mission critical systems either are or will timely be Year 2000 compliant, no warranties have been received from such vendors.

The Company's customers may also experience Year 2000 problem, which could adversely affect the ability of these customers to comply with their obligations to the Company. The Company has contacted all commercial loan customers to assess whether their Year 2000 compliance efforts are satisfactory. The Company currently requires all new commercial loan customers to complete a Year 2000-readiness questionnaire as part of the loan underwriting process in order to limit further exposure. Although Year 2000 readiness varies among the Company's customers, the Company does not expect that Year 2000 problems will have such a substantial effect on the Company's customers as to cause the Company to suffer material adverse financial consequences.

Furthermore, substantial recent media publicity regarding potential Year 2000 problems has increased public awareness of the problem, but may cause certain deposit customers to over-react and withdraw funds prior to the end of 1999 for fear that ATM machines and teller systems will not be operating after December 31, 1999. The Company intends to address this issue by increasing customer awareness of the Company's Year 2000 compliance program and also by maintaining sufficient liquidity to allow the Company to address any unusual cash demands in a timely fashion. The additional liquidity and cash could have an adverse effect on the Company's level of and average yield on earning assets, but the Company does not believe the adverse effect will be anything more than transitory. However, if major utilities, governmental functions or other local, statewide or national infrastructure components do not function properly, such as electric utilities, telephone service or the mail system, the adverse effects on the ability of the Company to continue to operate could be substantial. This could also increase customer panic and thus increase the outflow of funds even if the Company itself is fully Year 2000 compliant.

LIQUIDITY AND CAPITAL

The Company's primary sources of funds are deposits and payments received on loans and securities. While scheduled payments on loans and securities, either installment payments or payments at maturity, are relatively predictable sources of funds, deposit outflows and loan prepayments can fluctuate and are influenced by market interest rates, economic conditions and competition.

The Company's primary investing activities are the origination of loans and the purchase of securities. The Company's loans, net, after payments and charge-offs, increased by $4.1 million during 1998, decreased by $3.1 million during 1997 and increased by only $8,000 during 1996. Securities, excluding the effect of unrealized gains and losses,

CNY
Financial

increased by $41.0 million during 1998, decreased by $1.2 million during 1997 and increased by $4.5 million during 1996. In general, the Company invests available funds in securities, federal funds sold and short-term investments pending the investment of those funds in loans. Generally, the regular flow of deposits and loan repayments, along with payments on and maturities of securities, provide sufficient funds for new loan originations. The Company can also regulate the level of deposits and hence the flow of funds by adjusting the rates it offers on deposits, especially certificates of deposit. Federal funds sold and other short-term investments are transitory and also provide available funds when needed for other purposes. Furthermore, as part of its management of the loan origination process, the Company tracks the progress of loan applications and commitments so that the volume and timing of new securities purchases can be adjusted as funds are needed for other purposes. Finally, the Company has available lines of credit and borrowing capabilities to provide additional funds if the need arises. At December 31, 1998, the Company had available lines of credit and borrowing capabilities with the Federal Home Loan Bank of New York of $27.9 million.

At December 31, 1998, the Company and the Bank substantially exceeded all regulatory capital requirements of the Federal Reserve Board of Governors and the FDIC applicable to them. Compliance with minimum capital requirements does not currently have a material effect on the Bank or the Company. The Bank was classified as "well capitalized" at December 31, 1998 under FDIC regulations.

IMPACT OF INFLATION AND CHANGING PRICES

The Company prepares its financial statements and other financial disclosures according to Generally Accepted Accounting Principles, which in most cases require the measurement of financial condition and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. Inflation can increase operating costs and affect the value of collateral for loans in general, and real estate collateral in particular. Unlike industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on net income than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services. However, interest rates generally increase during periods when the rate of inflation is increasing and decrease during periods of decreasing inflation. Periods of high inflation are ordinarily accompanied by high interest rates, which could have a negative effect on net income. Inflation can also increase the cost of operations.

RECENT ACCOUNTING PRONOUNCEMENTS
In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), SFAS 133 requires an entity to measure all derivarives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. The recognition of changes in fair value of a derivative that affect the income statement will depend on the intended use of the derivative. If the derivative does not qualify as a hedging instrument, the gain or loss on the derivative will be recognized currently in earnings. If the derivative qualifies for special hedge accounting, the gain or loss on the derivative will either (1) be recognized in income along with an offsetting adjustment to the basis of the item being hedged, or (2) be deferred in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 may not be applied retroactively to financial statements of prior periods. SFAS 133 is not expected to have material impact on the Company's consolidated results of operations, financial position or cash flows. SFAS No. 133 also permits certain reclassifications of securities among the trading, available-for-sale and held-to-maturity classifications. The Company has no current intention to reclassify any securities pursuant to SFAS No. 133

FORWARD-LOOKING STATEMENTS

In this annual report, the Company, when discussing the future, may use words like

                                                                             CNY
                                                                       Financial

"will probably result", "are expected to", "may cause", "is anticipated", "estimate", "project", or similar words. These words represent forward-looking statements. In addition, any analysis of the adequacy of the allowance for loan losses or the interest rate sensitivity of the Company's assets and liabilities, represent attempts to predict future events and circumstances and also represent forward-looking statements.

Many factors could cause future results to differ from what is anticipated in the forward-looking statements. For example, future financial results could be affected by (i) deterioration in local, regional, national or global economic conditions which could cause an increase in loan delinquencies, a decrease in property values, or a change in the housing turnover rate; (ii) changes in market interest rates or changes in the speed at which market interest rates change; (iii) changes in laws and regulations affecting the financial service industry; (iv) changes in competition; (v) changes in consumer preferences; and
(vi) Year 2000 compliance problems of the Company's customers and suppliers.

Please do not place unjustified or excessive reliance on any forward-looking statements. They speak only as of the date made and are not guarantees, promises or assurances of what will happen in the future. Remember that various factors, including those described above, could affect the Company's financial performance and could cause the Company's actual results or circumstances for future periods to be materially different from what has been anticipated or projected.

[PHOTO OMITTED]
SENIOR MANAGEMENT TEAM
LEFT TO RIGHT:
Wesley D. Stisser,
Kerry D. Meeker,
Steven A. Covert
F. Michael Stapleton

KPMG  [GRAPHIC LOGO OMITTED]

     113 South Salina Street
     Syracuse, NY  13202


                          Independent Auditors' Report


The Board of Directors and Stockholders
CNY Financial Corporation


We have audited the accompanying consolidated balance sheets of the CNY Financial Corporation and subsidiary as of a December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNY Financial Corporation and subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG  LLP


Syracuse, New York
January 15, 1999


[LOGO OMITTED]    [KPMG LLP, KPMG LLP, a U.S. limited liability partnership,  is a member of KPMG International, a Swiss association.

                    CNY Financial Corporation and Subsidiary
                          Consolidated Balance Sheets
                           December 31, 1998 and 1997
                       (In thousands, except share data)

                                                                     1998              1997
----------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                          $   4,432          $   4,093
Interest-bearing balances at financial institutions                  6,104                586
Federal Funds sold                                                   4,000              3,400
Securities available-for-sale, at fair value                        88,437             44,140
Securities held-to-maturity (fair value of $10,404 in 1998 and
  $12,569 in 1997)                                                  10,318             12,550
Loans held for sale                                                     --              2,541
Loans, net of deferred fees                                        161,701            157,565
Less allowance for loan losses                                       2,494              2,143
----------------------------------------------------------------------------------------------
  Net loans                                                        159,207            155,422
Premises and equipment, net                                          3,243              3,447
Federal Home Loan Bank stock, at cost                                1,303              1,291
Other assets                                                         4,142              6,259
----------------------------------------------------------------------------------------------
                                                                 $ 281,186          $ 233,729
==============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits
  Non-interest bearing demand accounts                           $  10,780          $  10,641
  Savings accounts                                                  61,820             62,732
  Certificates of Deposit                                          104,317            108,258
  Money Market accounts                                              7,975              8,435
  NOW accounts                                                      11,122              9,704
----------------------------------------------------------------------------------------------
Total deposits                                                     196,014            199,770
Advance payments by borrowers for property taxes and insurance       1,450              1,329
Borrowings                                                           1,000                 --
Other liabilities                                                    3,652              1,890
----------------------------------------------------------------------------------------------
  Total liabilities                                                202,116            202,989
----------------------------------------------------------------------------------------------
Commitments and contingencies (note 11)
Stockholders' equity
  Common Stock, $0.01 per value, 8,500,000 shares authorized,
    5,356,662 shares issued and outstanding in 1998                     54                 --
  Additional paid-in capital                                        51,289                 --
  Retained earnings                                                 31,848             30,169
  Accumulated other comprehensive income                             1,178                571
  Treasury stock, at cost; 105,625 shares in 1998                   (1,067)                --
  Unallocated shares of Employee Stock Ownership Plan (ESOP)
    423,175 shares in 1998                                          (4,232)                --
----------------------------------------------------------------------------------------------
Total Stockholders' Equity                                          79,070             30,740
----------------------------------------------------------------------------------------------
                                                                 $ 281,186          $ 233,729
==============================================================================================
See accompanying notes to consolidated financial statements.

                    CNY Financial Corporation and Subsidiary
                        Consolidated Statements of Income
                       Years Ended December 31, 1998, 1997
                   and 1996 (In thousands, except share data)


                                                            1998            1997          1996
-------------------------------------------------------------------------------------------------
Interest income
      Loans                                             $    13,420    $    13,582    $    13,805
      Securities                                              4,016          3,769          3,620
      Other short-term investments                              567            316            362
-------------------------------------------------------------------------------------------------
Total interest income                                        18,003         17,667         17,787
Interest expense
      Deposits                                                7,961          8,328          8,758
      Borrowings                                                 25             --             --
-------------------------------------------------------------------------------------------------
Total interest expense                                        7,986          8,328          8,758
-------------------------------------------------------------------------------------------------
Net interest income                                          10,017          9,339          9,029
Provisions for loan loss                                        325          3,300          1,380
-------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses           9,692          6,039          7,649
Non-interest income
      Service charges                                           723            636            662
      Net gain on sale of securities                              6             46             15
      Gain on loan sales                                         30             --             --
      Insurance proceeds                                        658             --             --
      Nationar recovery                                          --             45             --
      Other                                                     166            162             93
-------------------------------------------------------------------------------------------------
  Total non-interest income                                   1,583            889            770
  Non-interest expenses
      Salaries and employee benefits                          3,846          2,928          2,862
      Building, occupancy and equipment                         905            981            990
      Postage and supplies                                      349            323            306
      Professional fees                                         525            361            394
      Directors Fees                                            311            122            107
      Real estate owned                                         (72)           500            260
      Contribution to charitable foundation                   1,023             --             --
      Other                                                   1,439          1,657          1,282
-------------------------------------------------------------------------------------------------
  Total non-interest expenses                                 8,326          6,872          6,201
-------------------------------------------------------------------------------------------------
  Income before income tax expense (benefit)                  2,949             56          2,218
  Income tax expense (benefit)                                1,270            (16)           853
-------------------------------------------------------------------------------------------------
  Net income                                            $     1,679    $        72    $     1,365
=================================================================================================
Basic earnings per share (for 1998 calculated using
      post conversion net income) (see note 2)          $        --            N/A            N/A
=================================================================================================
Weighted average shares outstanding                       4,928,044            N/A            N/A
=================================================================================================


See accompanying notes consolidated financial statements.

                    CNY Financial Corporation and Subsidiary
     Consolidated Statement of Stockholders' Equity and Comprehensive Income
                       Years Ended December 31, 1998, 1997
                    and 1996 (In thousand, except share data)

                                                                              Accumulated
                                                      Additional                Other                  Unallocated
                                            Common     Paid-In     Retained  Comprehensive  Treasury      ESOP
                                             Stock     Capital     Earnings     Income       Stock       Shares     Total
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               $     --   $     --    $ 28,732     $    298    $     --    $     --    $ 29,030
Comprehensive income:
  Change in net unrealized gain
    (loss) on securities, net of tax             --         --          --          (50)         --          --         (50)
  Net income                                     --         --       1,365           --          --          --       1,365
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                       --         --       1,365          (50)         --          --       1,315
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                     --         --      30,097          248          --          --      30,345
Comprehensive income:
  Change in net unrealized gain
    (loss) on securities, net of tax             --         --          --          323          --          --         323
  Net income                                     --         --          72           --          --          --          72
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                       --         --          72          323          --          --         395
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                     --         --      30,169          571          --          --      30,740
Net proceeds from issuance of
  5,251,629 shares of common stock               53     50,294          --           --          --          --      50,347
Common Stock acquired by ESOP
  (428,532 shares)                               --         --          --           --          --      (4,285)     (4,285)
Charitable contribution of common
  stock to Cortland Savings
  Foundation (105,033 shares)                     1        997          --           --          --          --         998
Treasury stock purchased (105,625
  shares)                                        --         --          --           --      (1,067)         --      (1,067)
ESOP shares released for allocation
  (5,357 shares)                                 --         (2)         --           --          --          53          51
Comprehensive income
  Change in net unrealized gain
    (loss) on securities, net of tax             --         --          --          607          --          --         607
  Net income                                     --         --       1,679           --          --          --       1,679
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                       --         --       1,679          607          --          --       2,286
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998               $     54   $ 51,289    $ 31,848     $  1,178    $ (1,067)   $ (4,232)   $ 79,070
============================================================================================================================

See accompanying notes to consolidated financial statements.

                    CNY Financial Corporation and Subsidiary
                        Consolidated Cash Flow Statements
                  Years Ended December 31, 1998, 1997 and 1996
                                 (In thousands)

                                                                  1998       1997        1996
-----------------------------------------------------------------------------------------------
Cash flow from operating activity:
Net income                                                    $  1,679    $     72    $  1,365
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization                                    487         579         507
  (Increase) decrease in accrued interest receivable              (306)        233         431
  Provision for loan losses                                        325       3,300       1,380
  Write-down of real estate owned                                   50         365          59
  Net gains on sales of securities                                  (6)        (46)        (15)
  Nationar recovery                                                 --         (45)         --
  Net (gains) losses on sale of real estate owned                 (192)        (11)         37
  Net amortization of premiums and discounts                        55         104         251
  Net gain on sale of loans held for sale                          (30)         --          --
  Proceeds from sale of loans held for sale                      3,131          --          --
  Increase (decrease) in other liabilities                         807         148         (70)
  Deferred income taxes                                            277        (869)       (342)
  Decrease (increase) in other assets                            1,032        (709)      1,597
  Donation to charitable foundation                                997          --          --
  ESOP shares released for allocation                               51          --          --
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                        8,357       3,121       5,200
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Net increase in loans                                         (4,744)     (3,746)     (2,064)
  Proceeds from recovery on Nationar                                --          45          --
  Proceeds from sales of securities available-for-sale           2,006       3,121       1,057
  Proceeds from maturities and principle reductions of
    securities available-for-sale                               18,337      18,040      21,959
  Purchases of securities available-for-sale                   (63,237)    (19,237)    (27,139)
  Purchases of securities held-to-maturity                      (2,484)     (3,847)     (2,964)
  Proceeds from maturities and principle reductions
    of securities held-to-maturity                               4,780       3,054       2,382
  Proceeds from sale of real estate owned                          920         340         274
  Additions to premises and equipment                             (283)       (371)       (291)
  Purchase of FHLB stock                                           (12)        (63)     (1,228)
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                          (44,717)     (2,664)     (8,014)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
(Decrease) increase in deposits                                 (3,756)     (4,870)      1,530
Borrowings                                                       1,000          --          --
Increase (decrease) in advance payments by borrowers for
  property taxes and insurance                                     121         (44)       (356)
Net Proceeds from issuance of common stock                      50,347          --          --
Purchase of shares of common stock by ESOP                      (4,285)         --          --
Par value of donation of stock to charitable foundation              1          --          --
Treasury stock purchases                                          (611)         --          --
-----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities             42,817      (4,914)      1,174
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             6,457      (4,457)     (1,640)
Cash and cash equivalents at beginning of year                   8,079      12,536      14,176
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $ 14,536    $  8,079    $ 12,536
===============================================================================================


                    CNY Financial Corporation and Subsidiary
                        Consolidated Cash Flow Statements
                  Years Ended December 31, 1998, 1997 and 1996
                                 (In thousands)

                                                                   1998       1997      1996
-----------------------------------------------------------------------------------------------
  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Non-cash investing activities:
     Purchases of securities-available-for-sale not settled      $   499    $    --     $    --
     Treasury stock purchases not settled                            456         --          --
     Transfer of loans held-to-maturity to loans held-for-sale       661      2,541          --
     Transfer of loans held-for-sale to loans held-to-maturity       101         --          --
     Additions to real estate owned                                   74      1,095         711
  Cash paid during the year for:
     Interest                                                      7,991      8,321       8,761
     Income taxes                                                $   105    $ 1,125     $ 1,644
===============================================================================================
See accompanying notes to consolidated financial statements.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(1)      BUSINESS

         CNY Financial Corporation (the "Company") is a registered bank holding company, organized under the laws of Delaware and is the parent company of Cortland Savings Bank and subsidiary (the "Bank"). The Company commenced operations on October 6, 1998, when the Bank converted from a state chartered mutual savings bank to a state chartered stock savings bank (the "Conversion"). On that date, the Company sold 5,251,629 shares of common stock in its initial public offering and received $50.3 million of net proceeds from the sale. The shares sold included 428,532 shares purchased by the Company's Employee Stock Ownership Plan
         (ESOP), which was funded by a loan from the Company. The Company contributed an additional 105,033 shares to the Cortland Savings Foundation as part of the Conversion and an expense of $1.0 million or approximately $614,000 after taxes, was recorded in October 1998 due to this donation. The Company operates solely in the financial services industry and includes the provision of traditional community banking services primarily for individuals and small-to medium-sized businesses concentrated in Cortland County, New York and surrounding areas. The financial services subsidiary of the Bank has been inactive since its formation in 1986. The Company and its subsidiary financial institution are subject to the regulations of certain Federal and State agencies and undergo periodic examinations by those regulatory agencies.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to the current year's classifications. A description of the significant accounting policies is presented below. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

         (a)     PRINCIPLES OF CONSOLIDATION

                 The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

         (b)     CASH AND CASH EQUIVALENTS

                 Cash and cash equivalents include vault cash, amounts due from banks and Federal funds sold which represent short-term highly liquid investments.

         (c)     SECURITIES

                 The Company classifies its debt securities as either available-for-sale or held-to-maturity as the Company does not hold any securities considered to be trading. Equity securities are classified as available-for-sale. Held-to-maturity securities are those debt securities the Company has the ability and intent to hold until maturity. All other debt securities are classified as available-for-sale.

                 Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost. Unrealized holding gains and losses, net of the related tax effect on available-for-sale securities are excluded from earnings and reported as a component of accumulated other comprehensive income in stockholders' equity until realized.

                 A decline in the fair value of an available-for-sale or held-to-maturity security that is deemed to be other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for that security.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(2)     SUMMARY OF SIGNIFICANT ACCOUNT POLICIES, CONTINUED

        (c)      SECURITIES, CONTINUED

                 Purchases and sales are recorded on a trade date basis with settlement occurring shortly thereafter. Premiums and discounts are amortized or accredited over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on securities are included in earnings and are calculated using the specific identification method, for determining the cost of the securities sold.

        (d)      LOANS

                 Loans are reported at the principal amount outstanding, net of deferred fees. Fees and certain direct origination costs related to lending activities are recognized as an adjustment of yield using the interest method over the lives of the loans. The Company has the ability and intent to hold its loans to maturity except for education loans which are sold to a third party upon reaching repayment status.

                 Interest on loans is accrued and included in income at contractual rates applied to principal outstanding. The accrual of interest on loans (including impaired loans) is generally discontinued and previously accrued interest is reversed when loan payments are 90 days or more past due or when, by the judgement of management, collectibility becomes uncertain. Subsequent recognition of income occurs only to the extent that payment is received. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms.

        (e)      ALLOWANCE FOR LOAN LOSSES

                 The allowance for loan losses consists of the provision charged to operations based upon past loan loss experience, management's evaluation of the loan portfolio under current economic conditions and such other factors that require current recognition in estimating loan losses. Loan losses and recoveries of loans previously written-off are charged or credited to the allowance as incurred or realized, respectively.

                 The allowance for loan losses is maintained at a level believed by management to be sufficient to absorb probable future losses related to loans outstanding as of the balance sheet date. Management uses presently available information to recognize losses on loans; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgement of information available to them at the time of their examination.

                 The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans in a delinquent payment status (90 days or more delinquent) are considered impaired. Residential mortgage loans, consumer loans, home equity lines of credit and education loans are evaluated collectively since they are homogenous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgment and the related factors discussed above.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        (f)      PREMISES AND EQUIPMENT

                 Land is carried at cost and buildings and improvements and furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (3-39 years for building and improvements; 3-7 years for furniture and equipment.)

        (g)      REAL ESTATE OWNED

                 Real estate acquired in settlement of loans is carried at the lower of the unpaid loan balance or fair value less estimated costs to sell. Write-downs from the unpaid loan balance to fair value at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of disposal costs, are charged to other expenses.

        (h)      INCOME TAXES

                 Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates isrecognized in income in the period that includes the enactment date.

        (i)      PENSION AND OTHER POSTRETIREMENT PLANS

                 On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.132, EMPLOYERS' DISCLOSURES ABOUT PENSION AND OTHER POSTRETIREMENT BENIFITS SFAS No. 132 revises employers' disclosure about pension and other postretirement benefit plans, SFAS No. 132 does not change the method of accounting for such plans. The Company maintained a non-contributory defined benefit pension plan that covered substantially all employees, but terminated the plan effective December 31, 1998. The benefits under the pension plan were based on the employee's years of service and compensation. The cost of this program was funded currently.

                 The Company also sponsors a defined benefit health care and life insurance plan that provides postretirement benefits to current and retired employees and certain eligible dependents who meet minimum age and service requirements. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

        (j)      OTHER EMPLOYEE BENEFIT PLANS

                 The Company sponsors a defined contribution 401 (k) Savings Plan covering substantially all employees. Employees are permitted to contribute up to 6% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employees contribution up to 6%.

                 The Company also sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all employees. The number of shares allocable to Plan participants is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. The Company accounts for ESOP shares purchased in accordance with Statement of Position No. 93-6, EMPLOYEE STOCK OWNERSHIP PLANS. Accordingly, as shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        (k)      COMPREHENSIVE INCOME

                 On January, 1, 1998, the Company adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. This statement establishes standards for reporting and display of comprehensive income and its components. At the Company, comprehensive income represents net income plus other comprehensive income, which consists of the net change in unrealized gains or losses on securities available-for-sale for the period, net of the related tax effect. Accumulated other comprehensive income represents the net unrealized holding gains or losses on securities available for sale as of the balance sheet dates, net of the related tax effect. Prior year consolidated financialstatements have been reclassified to conform to the requirements of SFAS No. 130.

        (l)      FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

                 The Company does not engage in the use of derivative financial instruments. The Company's only financial instruments with off-balance sheet risk are limited to commitments to extend credit and commitments under unused lines of credit.

        (m)      EARNINGS PER SHARE

                 Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Prior to the conversion to a stock savings bank, earnings per share are not applicable as the mutual savings bank had no shares outstanding. After the conversion, earnings per share is determined from October 6, 1998, the date of conversion, to the end of the reporting period based upon the weighted average number of shares outstanding for the period. The income included in the computation is based on the actual results of operations only for the post-conversion period. Unallocated shares held by the Company's ESOP are not included in the weighted average number of shares outstanding.

        (n)      SEGMENT REPORTING

                 Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131 DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No.131 requires the Company to report financial and other information about key revenue producing segments of the Company for which such information is available and is utilized by the chief operating decision maker. Specific information to be reported for individual segments include profit and loss, certain revenue and expense items, and total assets. Reconciliation of segment financial information to amounts reported in the financial statements is also provided. The Company has determined that it has no reportable segments, and as such, adoption of SFAS No. 131 did not result in significant changes in the Company's reporting.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(3)      SECURITIES

         Securities are summarized as follows (in thousands):

                                                    December 31, 1998
                                      ------------------------------------------
                                                   Gross        Gross
                                      Amortized  Unrealized   Unrealized  Fair
                                        Cost       Gain         Losses    Value
--------------------------------------------------------------------------------
Available-for-sale:
  U.S. Government and sponsored
    enterprise securities            $ 13,037    $   128     $     1   $ 13,164
  Mortgage-backed securities           42,801        265          25     43,041
  State and municipal sub-divisions       917         10          --        927
  Corporate debts securities           27,649        178           5     27,822
--------------------------------------------------------------------------------
Total debt securities                  84,404        581          31     84,954
Equity securities                       2,072      1,470          59      3,483
--------------------------------------------------------------------------------
                                     $ 86,476    $ 2,051     $    90   $ 88,437
================================================================================
Held-to-maturity:
  U.S. Government and sponsored
    enterprise securities             $ 1,505    $     2     $    --   $  1,507
  Mortgage-backed securities            5,208         69          22      5,255
  State and municipal sub-division        747         l7          --        764
  Corporate debt securities             2,858         21           1      2,878
--------------------------------------------------------------------------------
                                      $10,318    $   109     $    23   $ 10,404
================================================================================

                                                  December 31, 1997
                                   ---------------------------------------------
                                                 Gross        Gross
                                   Amortized   Unrealized   Unrealized  Fair
                                     Cost        Gains        Losses    Value
--------------------------------------------------------------------------------
Available-for-sale:
  U.S. Government and sponsored
    enterprise securities          $ 16,041     $   105     $    --   $ 16,146
  Mortgage-backed securities         12,144         120          53     12,211
  Corporate debt securities          13,819          46           4     13,861
--------------------------------------------------------------------------------
Total debt securities                42,004         271          57     42,218
Equity securities                     1,192         748          18      1,922
--------------------------------------------------------------------------------
                                   $ 43,196     $ 1,019     $    75   $ 44,140
================================================================================
Held-to-maturity:
  U.S. Government and sponsored
    enterprise securities           $ 1,992     $     3     $    --   $  1,995
  Mortgage-backed securities          8,279          87          92      8,274
  State and municipal sub-divisions     425           5          --        430
  Corporate debt securities           1,854          16          --      1,870
--------------------------------------------------------------------------------
                                    $12,550     $   111     $    92   $ 12,569
================================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(3)  SECURITIES, CONTINUED

     The following table presents the carrying value and fair value of debt securities at December 31, 1998, based on the earlier of call or maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. (in thousands):

                                                    Amortized
                                                      Cost          Fair Value
--------------------------------------------------------------------------------
     Available-for-sale:
       Due within one year                          $  18,011       $  18,078
       Due after one year through five years           22,675          22,908
       Due after five years through ten years             917             927
       Due after ten years                                 --              --
       Mortgage-backed securities                      42,801          43,041
--------------------------------------------------------------------------------
                                                    $  84,404       $  84,954
================================================================================
     Held-to-Maturity:
       Due within one year                          $   1,501       $   1,503
       Due after one year through five years            3,348           3,378
       Due after five years though ten years              261             268
       Due after ten years                                 --              --
       Mortgage-backed securities                       5,208           5,255
--------------------------------------------------------------------------------
                                                    $  10,318       $  10,404
================================================================================

     Gross gains of $6,000, $46,000 and $15,000 were realized on sales of securities in 1998, 1997 and 1996, respectively. There were no gross losses realized on sales of securities in 1998, 1997 and 1996.

     Securities carried at $2.5 million at December 31, 1998 were pledged for other purposes required by law.

(4)  LOANS

     Loans are summarized as follows (in thousands):

                                                            December 31,
                                                     ---------------------------
                                                        1998           1997
--------------------------------------------------------------------------------
     Mortgage loans:
       Residential                                   $  100,976     $  96,328
       Partially guaranteed by VA                           337           444
       Insured by FHA                                       717           847
       Commercial                                        29,224        30,867
--------------------------------------------------------------------------------
                                                        131,254       128,486
--------------------------------------------------------------------------------
     Other loans:
       Commercial                                         6,588         7,049
       Automobile                                        10,854         8,902
       Home equity line of credit                         6,804         5,924
       Property improvement                                 709           907
       Guaranteed student                                 1,016         1,507
       Other consumer                                     4,597         5,031
--------------------------------------------------------------------------------
                                                         30,568        29,320
--------------------------------------------------------------------------------
     Total loans                                        161,822       157,806
--------------------------------------------------------------------------------
     Less:  Net deferred origination fees                   121           241
--------------------------------------------------------------------------------
                                                     $  161,701     $ 157,565
================================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(4)  LOANS, CONTINUED

     In an effort to accelerate resolution of certain of its problem assets, in December 1997 the Company identified certain loans for bulk sale. Prior to December 31, 1997 the carrying value of the loans anticipated to be sold was approximately $4.2 million, of which approximately $3.5 million were then non-performing and approximately $763,000 were then performing.

     In anticipation of the bulk sale, the loans to be sold in such transaction were included on the Company's consolidated balance sheet as of December 31, 1997 as loans held for sale at their fair value, based on an estimated sales price. The Company charged-off $1,698,000 against the allowance for loan losses to reflect the fair value of the loans. The proceeds of the sale approximated the carrying value of the loans.

     Changes in the allowances for loan losses are summarized as follows (in thousands).


                                                 Years Ended December 31
                                        ----------------------------------------
                                            1998         1997          1996
     ---------------------------------------------------------------------------
     Balance at beginning of year       $   2,143     $   1,952     $   2,002
     Provision charged to operations          325         3,300         1,380
     Recoveries                               206           170           283
     Loans charged off                       (180)       (3,279)       (1,713)
     ---------------------------------------------------------------------------
     Balance at end of year             $   2,494     $   2,143     $   1,952
     ===========================================================================

     At December 31, 1998 and 1997, impaired loans totaled $736,000 and $2.7 million (of which $1.2 million were loans held for sale), respectively. At December 31, 1998, impaired loans included $736,000 of loans for which the related allowance for loan losses was $194,000. At December 31, 1997, impaired loans included $895,000 of loans for which the related allowance for loan losses was $234,000. The average recorded investment in impaired loans was $1.1 million, $2.7 million and $3.5 million during the years ended December 31, 1998, 1997 and 1996, respectively. Interest income recognized on impaired loans was $147,000, $290,000 and $223,000 during the years ended December 31, 1998, 1997 and 1996, respectively, all of which was recognized using the cash basis of income recognition.

     The principal balances of loans not accruing interest amounted to approximately $920,000, $3.8 million (of which $2.3 million were loans held for sale) at December 31, 1998 and 1997, respectively. Interest income that would have been recorded if the non-accruing loans had been performing in accordance with their original terms was approximately $115,000, $402,000 and $307,000 during the years ended December 31, 1998, 1997 and 1996, respectively.

     In the ordinary course of business, the Company makes loans to directors, officers and employees, as well as to other related parties on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other customers and do not involve more than normal risk of collectibility or present other unfavorable features.

     A summary of the changes in these outstanding loans is as follows (in thousands):

                                                             Years Ended
                                                             December 31,
                                                      --------------------------
                                                        1998            1997
     ---------------------------------------------------------------------------
     Balance at beginning of year                     $  2,207       $  2,459
     New loans and increase in existing loans              521            459
     Loan principal repayments                            (577)          (711)
     ---------------------------------------------------------------------------
     Balance at end of year                           $  2,151       $  2,207
     ===========================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(5)  PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows (in thousands):

                                                               December 31,
                                                          ----------------------
                                                            1998        1997
     ---------------------------------------------------------------------------
     Land                                                 $   886     $   836
     Buildings and furniture                                2,901       2,937
     Furniture and equipment                                1,962       2,825
     ---------------------------------------------------------------------------
                                                            5,749       6,598
     Less accumulated depreciation and amortization         2,506       3,151
     ---------------------------------------------------------------------------
                                                          $ 3,243     $ 3,447
     ===========================================================================

     Depreciation and amortization expense amounted to $487,000, $579,000 and $507,000 during the years ended December 31, 1998, 1997 and 1996, respectively.

(6)  DEPOSITS

     At December 31, 1998 and 1997, the aggregate amounts of time deposits in denominations of $100,000 or more were approximately $13.0 million and $10.2 million, respectively.

     Contractual maturities of certificates of deposit at December 31, are summarized as follows (in thousands):


                                                        1998
     ---------------------------------------------------------
     Within one year                               $   58,441
     One through two years                             21,736
     Two through three years                           11,094
     Three through four years                           6,426
     Four though five years                             6,613
     Five years and over                                    7
     ---------------------------------------------------------
     Total certificates of deposit                 $  104,317
     =========================================================

     Interest expense on deposits is summarized as follows (in thousands):


                                            Years Ended December 31,
                                       ---------------------------------
                                           1998      1997       1996
     -------------------------------------------------------------------
     Savings accounts                  $  1,861    $  1,936     $  1,922
     Certificates of deposit              5,713       5,983        6,354
     Money market accounts                  220         243          288
     NOW accounts                           167         166          194
     -------------------------------------------------------------------
                                       $  7,961    $  8,328     $  8,758
     ===================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(7)  BORROWINGS

     The Company is a member of the Federal Home Loan Bank (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB.

     At December 31, 1998 and 1997, advances from the FHLB were as follows (in thousands):

                                                            Advance Amount
                                                          ------------------
     Maturity Date   Interest Rate    Fixed or Variable     1998       1997
     -----------------------------------------------------------------------
       7/30/01           5.52%             Fixed          $ 1,000     $   -
     =======================================================================

     Under the terms of a blanket collateral agreement with the FHLB, these outstanding balances are collateralized by certain qualifying assets not otherwise pledged (primarily first mortgage loans). At December 31, 1998 the Company may borrow up to an additional $27.9 million from the FHLB.

(8)      INCOME TAXES

     Income taxes were allocated as follows (in thousands):

                                                      Years Ended December 31,
                                                     --------------------------
                                                        1998     1997    1996
     --------------------------------------------------------------------------
     Income before income tax expense (benefit)      $  1,270  $  (16) $  853
     Changes in stockholders' equity, for
     changes in unrealized gains on securities            410     206     (33)
     --------------------------------------------------------------------------
                                                     $  1,680  $  190  $  820
     ==========================================================================

     The components of income tax expense (benefit) attributable to income from operations are (in thousands):


                                               Years Ended December 31,
                                            ----------------------------
                                              1998      1997       1966
     -------------------------------------------------------------------
     Current:
       Federal                              $   799    $  672    $  989
       State                                    194       181       206
     -------------------------------------------------------------------
                                                993       853     1,195
     Deferred:
       Federal                                  207      (698)     (298)
       State                                     70      (171)      (44)
     -------------------------------------------------------------------
                                                277      (869)     (342)
     -------------------------------------------------------------------
                                            $ 1,270    $  (16)   $  853
     ===================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(8)  INCOME TAXES, CONTINUED

     Actual tax expense (benefit) attributable to income before income taxes differed from "expected" tax expense benefits), computed by applying the U.S. Federal statutory tax rate of 34% to income before income tax as follows (in thousands):


                                                       Years Ended December 31,
                                                     --------------------------
                                                       1998      1997     1996
     --------------------------------------------------------------------------
     Computed "expected" tax expense                 $ 1,003   $   19   $  754
     Increase (decrease) in income taxes resulting from:
       State taxes, net of Federal tax benefits          175        7      107
       Non-taxable interest income                       (21)     (35)     (48)
       Non-deductible expenses                            48       16       20
       Pension termination excise tax                     80       --       --
       Other items, net                                  (15)     (23)      20
     --------------------------------------------------------------------------
                                                     $ 1,270   $  (16)  $  853
     ==========================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are (in thousands):

                                                              December 31,
                                                         -----------------------
                                                            1998        1997
     ---------------------------------------------------------------------------
     Deferred tax assets:
       Non-deductible reserves                           $     --    $     25
       Non-accrual interest                                    14         126
       Losses on real estate owned                             27         124
       Loan bulk sale                                          --         666
       Allowance for loan losses                              986       1,118
       Net deferred loan fees                                  98         127
       Postretirement benefit obligation                      669         638
       Deferred trustee fees                                   92          30
       Foundation contribution carryforward                   329          --
       Other                                                   15          31
     ---------------------------------------------------------------------------
     Total gross deferred tax assets                        2,230       2,885
     ---------------------------------------------------------------------------
     Deferred tax liabilities:
       Accumulated depreciation on premises and equipment    (101)        (97)
       Prepaid pension cost                                    --        (321)
       Unrealized gains on securities                        (783)       (373)
       Securities discount accretion                          (20)        (62)
       Tax allowance for loan losses in excess
         of base year amount                                 (105)       (124)
     ---------------------------------------------------------------------------
     Total gross deferred tax liabilities                  (1,009)       (977)
     ---------------------------------------------------------------------------
     Net deferred tax assets                             $  1,221    $  1,908
     ===========================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(8)  INCOME TAXES, CONTINUED

     Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Management believes that no valuation allowance is necessary.

     Included in retained earnings at December 31, 1998 is approximately $3.7 million representing aggregate provisions for loan losses taken under the Internal Revenue Code. Use of these reserves to pay dividends in excess of earnings and profits or to redeem stock, or if the institution fails to qualify as a bank for Federal income tax purposes, would result in taxable income to the Company.

(9)  PENSION AND OTHER POSTRETIREMENT PLANS

     The following table presents changes in the Company's pension and postretirement plans' accumulated benefit obligations and plan assets and the plans funded status reconciled with amounts recognized in the Company's consolidated balance sheet at December 31, 1998, 1997 (in thousands):


                                                         Pension Benefits       Other Benefits
                                                      --------------------    -------------------
                                                        1998        1997       1998         1997
     ---------------------------------------------------------------------------------------------
     Change in benefit obligations:
     Benefit obligation at beginning of year          $ 3,490     $ 3,296     $ 1,597     $ 1,507
     Service cost                                          84          87          42          37
     Interest cost                                        244         242         108         107
     Amendments                                            60          --          --          --
     Curtailment                                         (591)         --          --          --
     Contribution to qualifying replacement plan          216          --          --          --
     Actuarial loss                                       938           9         238          17
     Benefits paid                                       (150)       (144)        (95)        (71)
     ---------------------------------------------------------------------------------------------
     Benefit obligation at end of year                $ 4,291     $ 3,490     $ 1,890     $ 1,597
     =============================================================================================
     Change in plan assets:
     Fair value of plan assets at beginning of year   $ 5,083     $ 4,194     $    --     $    --
     Actual return on plan assets                           7         970          --          --
     Employer contribution                                 --          63          95         122
     Benefits paid                                       (150)       (144)        (95)       (122)
     ---------------------------------------------------------------------------------------------
     Fair value of plan assets at end of year         $ 4,940     $ 5,083     $    --     $    --
     =============================================================================================
     Funded status                                    $   649     $ 1,593     $(1,890)    $(1,597)
     Unrecognized net actuarial (gain) loss                --        (788)        235          (2)
     ---------------------------------------------------------------------------------------------
     Prepaid (accrued) benefit cost                   $   649     $   805     $(1,655)    $(1,599)
     =============================================================================================
     Weighted average assumptions:
       Discount rate                                     5.00%       7.25%       6.50%       7.25%
       Expected return on plan assets                    7.00%       8.00%         --          --
       Rate of compensation increase                     4.00%       5.00%       4.50%       5.00%


                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996


(9)  PENSION AND OTHER POSTRETIREMENT PLANS, CONTINUED

     For measurement purposes, a 6.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5% for 2003 and remain at that level thereafter. A one-percentage point increase or decrease in assumed health care cost trend rates does not have a material effect on the benefit obligation.

                                                  Pension Benefits           Other Benefits
                                           ---------------------------  ------------------------
                                             1998       1997     1996     1998     1997     1996
     -------------------------------------------------------------------------------------------
     Components of net periodic benefit cost:                    (in thousands)
     Service cost                          $   84      $  87    $  84   $   42   $   37   $   41
     Interest cost                            244        242      236      108      107      111
     Expected return on plan assets          (391)      (350)    (284)      --       --       --
     Recognized net actuarial gain            (32)        --      (37)      --       --       --
     Curtailment charge                        35         --       --       --       --       --
     -------------------------------------------------------------------------------------------
     Net periodic benefit cost             $  (60)     $ (21)   $  (1)  $  150   $  144   $  152
     ===========================================================================================

     The pension plan was terminated effective December 31, 1998 and related expense of $406,000 was recorded for the termination. Additionally, $80,000 of excise taxes were recorded in income tax expense for 1998.

(10) OTHER EMPLOYEE BENEFIT PLANS

     Contributions  to  the  defined   contribution  401(k)  Savings  Plan  were
     approximately $60,000, $64,000 and $63,000 during the years ended December 31, 1998, 1997 and 1996, respectively.

     In connection with establishing the Employee Stock Ownership Plan (ESOP) in 1998, the ESOP borrowed $4.3 million from the Company to purchase 428,532 common shares of the Company. The loan bears interest at 8.25% and is payable in twenty equal annual installments. At December 31, 1998, 5,357 shares were released or committed to be released and 423,175 remained as unallocated shares. The fair value of the unallocated shares on December 31, 1998 was $4.2 million. The Company recognized compensation expense of $51,000 in 1998.

(11) COMMITMENTS AND CONTINGENCIES

     The Company is a party to financial instruments with off-balance sheer risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. Credit risk represents the accounting loss that would be recognized at the reporting date if obligated counterparties failed completely to perform as contracted. Market risk represents risk that future changes in market prices make financial instruments less valuable.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's evaluation of the customer's financial position. Collateral held varies, but may include real estate accounts receivable, inventory, property, plan and equipment and income-producing commercial properties. Substantially all commitments to extend credit, if exercised, will represent loans secured by real estate.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996


(11)     COMMITMENTS AND CONTINGENCIES, CONTINUED

         The Company was committed to originate fixed and adjustable rate mortgages of approximately $3.9 million and $3.7 million at December 31, 1998 and 1997, respectively. Unused lines of credit, which includes home equity, consumer, commercial and credit cards, amounted to $10.7 million and $9.2 million at December 31, 1998 and 1997, respectively.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls its credit risk through credit approvals, limits, and monitoring procedures.

         In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Company.

(12)     CONCENTRATIONS OF CREDIT

         A substantial portion of the Company's loans are mortgage and consumer loans in Central New York State. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in this area. A majority of the Company's loan portfolio is secured by real estate.

         The Company's concentrations of credit risk are disclosed in the schedule of loan classifications. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(13)     COMPREHENSIVE INCOME

         The following summarizes the components of other comprehensive income (in thousands):

                                                                                    Years Ended December 31,
                                                                                 -------------------------------
                                                                                   1998       1997       1996
       ---------------------------------------------------------------------------------------------------------
       Other comprehensive income, before tax:
         Net unrealized holding gain (loss) on securities                        $ 1,023    $   575    $   (98)
         Reclassification adjustment for (gains) losses included in net income        (6)       (46)       (15)
       ---------------------------------------------------------------------------------------------------------
       Other comprehensive income, before tax                                      1,017        529        (83)
       Income tax expense related to items of other comprehensive income             410        206        (33)
       ---------------------------------------------------------------------------------------------------------
       Other comprehensive income, net of tax                                    $   607    $   323    $   (50)
       =========================================================================================================

(14)     STOCKHOLDERS' EQUITY AND CAPITAL STANDARDS

         The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies and the Bank is further regulated by the New York State Banking Department.

         Under capital adequacy guidelines the Company and Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(14) STOCKHOLDERS' EQUITY AND CAPITAL STANDARDS, CONTINUED

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established capital levels for which insured institutions are categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized.

     As of December 31, 1998 and 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category. Management believes, as of December 31, 1998, that the Company and Bank meet all capital adequacy requirements to which they are subject.

     The following is a summary of the Company's and Bank's actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

                                                                                          To be classfied as
                                                                       Minimum capital  well capitalized under
                                                                          adequacy        prompt corrective
                                                       Actual           requirements      action provisions
                                               ---------------------------------------------------------------
                                                Amount       Ratio     Amount   Ratio      Amount    Ratio
--------------------------------------------------------------------------------------------------------------
     At December 31, 1998:
     TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
       Company                                 $80,333      48.91%    $13,140   >8.00%        N/A
                                                                                -
       Bank                                    $60,078      38.82%    $12,381   >8.00%     $15,476   >10.00%
     TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):                                  -                    -
       Company                                 $77,892      47.42%    $ 6,571   >4.00%        N/A
                                                                                -
       Bank                                    $57,751      37.32%    $ 6,191   >4.00%     $ 9,286    >6.00%
     TIER 1 CAPITAL (TO AVERAGE ASSETS):                                        -                     -
       Company                                 $77,892      29.57%    $10,536   >4.00%        N/A
                                                                                -
       Bank                                    $57,751      23.40%    $ 9,873   >4.00%     $12,341    >5.00%
     At December 31, 1997:                                                      -                     -
     TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
       Bank                                    $31,938      22.56%    $11,325   >8.00%     $14,156   >10.00%
     TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):                                  -                    -
       Bank                                    $30,169      21.31%    $ 5,662   >4.00%     $ 8,493    >6.00%
     TIER 1 CAPITAL (TO AVERAGE ASSETS):                                        -                     -
       Bank                                    $30,169      12.89%    $ 9,363   >4.00%     $11,704    >5.00%
                                                                                -                     -

     On August 14, 1995, the FDIC performed a review of the Bank's compliance with governing consumer and civil rights laws, the Community Reinvestment Act (CRA) and the Bank Secrecy Act. The review encompassed: Truth in Lending, Truth in Savings; Real Estate Settlement Procedures; Fair Credit Reporting; Electronic Fund Transfers; Right to Financial Privacy; Expedited Funds Availability; Equal Credit Opportunity; Credit Practices Rule, Preservation of Consumer Claims and Defenses; Flood Insurance; Interest on Deposits; and Fair Housing. On December 26, 1995, the Bank received the FDIC's written report on the examination and a related Memorandum of Understanding.

         As recommended in the Memorandum of Understanding, the Board of Directors of the Bank developed a written compliance policy which included appropriate training of personnel in all Bank functions related compliance, implementing internal review procedures to ensure ongoing compliance, providing financial training for the compliance officer, and instituting a formal review process whereby loan disclosure statements are reviewed prior to issuance. As a result of the examination, the Bank is required to submit progress reports describing specific actions taken with regard to each violation on a quarterly basis, until further notice. No enforcement action by the FDIC is contemplated, however, nothing contained in the Memorandum of understanding prevents the FDIC from taking further supervisory action it deems appropriate. The Memorandum of Understanding did not have a material impact on the Company's consolidated financial statements.

         In order to grant priority in the Conversion to the eligible depositors, the Bank established a special account at the time of conversion in an amount equal to its total net worth at September 30, 1998. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the special account. The total amount of the special account will be decreased (as the balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders if such dividends reduce the Bank's stockholders' equity below the amount required for that special account. At December 31, 1998, the amount remaining in this liquidation account was $19.4 million.

(15)    FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

                 CASH AND CASH EQUIVALENTS: The fair values are considered to approximate the carrying values, as reported in the balance sheet.

                 SECURITIES: Fair values of securities are based on exchange quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

                 LOANS AVAILABLE FOR SALE: The fair value of loans available for sale on an aggregate basis, are based on quoted market prices.

                 LOANS RECEIVABLE: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are considered to approximate carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest approximates its fair value.

                 FHLB STOCK: The carrying value of this instrument, which is redeemable at par, approximates fair value.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996


(15)     FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

         OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's off-balance-sheet instruments (lines of credit and commitments to fund loans) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these financial instruments is immaterial and has therefore been excluded from the table below.

         DEPOSITS: The fair values of demand deposits (interest and non-interest checking), passbook, statements savings, club and money market accounts are, by definition, equal to the amount payable on demand at the reporting date(i.e., their carrying amounts). Fair values for fixed-rate certificates of deposits and individual retirement accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these products to a schedule of aggregated expected monthly maturities on time deposits.

         BORROWINGS: The fair value of term advances from the Federal Home Loan Bank is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar borrowing arrangements.

         The estimated carrying values and fair values of the Company's financial instruments are as follows (in thousands):

                                                                   December 31,
                                             ---------------------------------------------------
                                                       1998                        1997
                                             ---------------------------------------------------
                                             Carrying         Fair        Carrying        Fair
                                              Amount          Value        Amount         Value
         ---------------------------------------------------------------------------------------
           Financial assets:
              Cash and cash equivalents      $  14,536      $ 14,536     $   8,079     $   8,079
              Securities                        98,755        98,841        56,690        56,709
              Loans held for sale                   --            --         2,541         2,541
              Loans, net                       159,207       166,435       155,422       155,657
              FHLB stock                         1,303         1,303         1,291         1,291
           Financial liabilities:
                Deposits:
                  Demand accounts               10,780        10,780        10,641        10,641
                  Savings accounts              61,820        61,820        62,732        62,732
                  Certificates of deposit      104,317       104,575       108,258       108,099
                  Money market accounts          7,975         7,975         8,435         8,435
                  NOW accounts                  11,122        11,122         9,704         9,704
                Borrowings                   $   1,000      $    997     $      --     $      --
         =======================================================================================

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(16) CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Presented below is the condensed balance sheet as of December 31, 1998 and statement of income and statement of cash flows for the year ended December 31, 1998 for CNY Financial Corporation (in thousands):

       Condensed Balance Sheet                                                   1998
---------------------------------------------------------------------------------------
       Assets:
       Cash and due from banks                                               $ 11,929
       Securities available-for-sale, at fair value                             8,238
       Investment in bank subsidiary                                           58,939
       Other assets                                                               712
---------------------------------------------------------------------------------------
                                                                             $ 79,818
=======================================================================================
       Liabilities:
       Other liabilities                                                     $    748
---------------------------------------------------------------------------------------
       Total liabilities                                                          748
---------------------------------------------------------------------------------------
       Total stockholders' equity                                              79,070
---------------------------------------------------------------------------------------
       Total Liabilities and Stockholders' Equity                            $ 79,818
=======================================================================================

       Condensed Statement of Income                                             1998
---------------------------------------------------------------------------------------
       Interest from available-for-sale investments                          $     --
---------------------------------------------------------------------------------------
       Total operating income                                                      --
       Donation to charitable foundation                                       (1,023)
       Other operating expenses                                                  (192)
---------------------------------------------------------------------------------------
       Total operating expenses                                                (1,215)
---------------------------------------------------------------------------------------
       Income before undistributed income of subsidiary                        (1,215)
       Applicable income taxes                                                   (485)
       Equity in undistrituted income of Bank                                   2,409
---------------------------------------------------------------------------------------
       Net income                                                            $  1,679
=======================================================================================

       Condensed Statement of Cash Flows                                         1998
---------------------------------------------------------------------------------------
         Operating activities:
         Net Income                                                          $  1,679
         Adjustments to reconcile net income to cash provided by operating activities:
             Equity in undistributed earnings of Bank                          (2,409)
             Increase in other assets                                            (712)
             Increase in other liabilities                                        292
             ESOP shares release for allocation                                    51
             Donation to charitable foundation                                    997
---------------------------------------------------------------------------------------
       Net cash used by operating activities                                     (102)
       Investing activities;
       Purchase of securities                                                 (33,421)
---------------------------------------------------------------------------------------
       Net cash used in investing activities                                  (33,421)
       Financing activities
       Par value of donation of stock to charitable foundation                      1
       Purchase of shares of common stock by ESOP                              (4,285)
       Treasury stock purchases                                                  (611)
       Net proceeds from issuance of common stock                              50,347
---------------------------------------------------------------------------------------
       Net cash provided by financing activities                               45,452
---------------------------------------------------------------------------------------
       Cash at December 31                                                   $ 11,929
=======================================================================================

                    CNY Financial Corporation and Subsidiary
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 1998, 1997 and 1996

(17) UNAUDITED INTERIM FINANCIAL INFORMATION

     The following table summarizes the Company's quarterly results for the years ended December 31, 1998 and 1997 (in thousands, except share data):

                                                                           1998
                                                       ------------------------------------------
                                                        First      Second      Third     Fourth
-------------------------------------------------------------------------------------------------
       Interest income                                 $ 4,311    $ 4,337    $ 4,442    $ 4,913
       Interest expense                                  2,010      2,003      2,064      1,909
-------------------------------------------------------------------------------------------------
       Net interest income                               2,301      2,334      2,378      3,004
       Provision for loan losses                            75         75        100         75
       Other operating income                              245        278        817        253
       Other operating expenses                          1,645      1,693      1,953      3,045
-------------------------------------------------------------------------------------------------
       Income before income taxes                          826        844      1,142        137
-------------------------------------------------------------------------------------------------
       Net Income                                      $   493    $   561    $   566    $    59(2)
=================================================================================================
       Net income per common share (basic)                  (1)        (1)        (1)   $    --
=================================================================================================

                                                                           1997
                                                       ------------------------------------------
                                                         First     Second      Third     Fourth
-------------------------------------------------------------------------------------------------
       Interest income                                 $ 4,417    $ 4,468    $ 4,434    $ 4,348
       Interest expense                                  2,064      2,086      2,109      2,069
-------------------------------------------------------------------------------------------------
       Net interest income                               2,353      2,382      2,325      2,279
       Provision for loan losses                           225        225        200      2,650
       Other operating income                              219        189        236        255
       Other operating expenses                          1,625      1,555      1,604      2,098
-------------------------------------------------------------------------------------------------
       Income (loss) before income taxes                   722        791        757     (2,214)
-------------------------------------------------------------------------------------------------
       Net income (loss)                               $   411    $   436    $   545    $(1,320)
=================================================================================================
       Net income per common share (basic)                  (1)        (1)        (1)        (1)
=================================================================================================

(1)Not applicable because the Company converted from mutual to stock form of ownership in October 1998. Income per common share is presented from October 6, 1998, the date of the conversion, based upon the weighted average number of shares issued and outstanding since that date. The income included in the computation is based on the actual operating results only for the post-conversion period.

(2)The decrease in net income in the fourth quarter is related to the stock contribution to the Cortland Savings Foundation of $614,000 after taxes.

                    CNY FINANCIAL CORPORATION AND SUBSIDIARY
                             DIRECTORS AND OFFICERS

DIRECTORS OF CNY FINANCIAL CORPORATION

WESLEY D. STISSER,
President and Chief Executive Officer
HARVEY KAUFMAN,
Chairman
JOSEPH H. COMPAGNI
PATRICK J. HAYES, M.D.
ROBERT S. KASHDIN, CPA
DONALD P. REED
TERRACE D. STALDER

OFFICERS OF CNY FINANCIAL CORPORATION

WESLEY D. STISSER,
President and Chief Excutive Officer
STEVEN A. COVERT,
Executive Vice President and Chief Financial Officer
SANDY F. SAMSON
Corporate Secretary
F. MICHAEL STAPLETON,
Assistant Corporate Secretary

DIRECTORS OF CORTLAND SAVINGS BANK

WESLEY D. STISSER,
President and Chief Executive Officer
HARVEY KAUFMAN,
Chairman, Superintendent Emeritus Cortland City Schools
JOSEPH H. COMPAGNI,
President, Economy Paving Co., Inc.
ROLAND FRAGNOLI,
President, Homer Men & Boys Store
EDWARD E. HATTER, JR.,
Investor
PATRICK J. HAYES, M.D.,
Physician
ROBERT S. KASHDIN, CPA
Managing Partner, Port, Kashdin & McSherry, CPA
DONALD P. REED,
Owner, Reed's Seeds
JUDITH F. RIEHLMAN
Cortland County Clerk
TERRANCE D. STALDER,
Associate Vice President for Finance & Management,
State University College at Cortland

OFFICERS OF CORTLAND SAVINGS BANK

WESLEY D. STISSER,
President and Chief Executive Officer
STEVEN A. COVERT,
Executive Vice President and Chief Financial Officer
F. MICHAEL STAPLETON,
Executive Vice President and Chief Operating Officer
KERRY D. MEEKER,
Senior Vice President, Senior Loan Officer

OFFICERS OF CORTLAND SAVINGS BANK, CONTINUED

KEVIN J. BERKLEY,
Vice President and Residential Loan Officer
JOHN A. MASON,
Vice President and Commercial Loan Officer
R. DAVID PATZ,
Vice President
MARILYN S. BENTRUP,
Assistant Vice President and Banking Floor Officer
THOMAS M. CARR,
Assistant Vice President and Controller
DEBBIE M. LUCHSINGER,
Assistant Vice President and Human Resources Officer
SANDY F. SAMSON,
Assistant Vice President and Corporate Secretary
DANIEL L. WILLIAMS,
Assistant Vice President and EDP Manager
KATHERYN M. COTTERILL,
Marketing Officer
DONALD L. HAY,
Compliance Officer and Bank Secrecy Act Officer
PAUL A. MAZZONE,
Bank Security Officer
PATRICIA M. WALTER,
Homer Branch Manager

================================================================================
                           EQUAL OPPORTUNITY EMPLOYER

It is the policy of CNY Financial Corporation to provide equal opportunity employment to all employees and applicants without regard to race, age, religion, color, sex, national origin, marital status or status as an individual with a disability and/or status as a disabled and/or Vietnam Era veteran or any other legally protected class. This policy is implemented in all aspects of personnel policies, programs, practices and operations and in all working conditions and relationships with employees and applicants for employment; and to promote the full realization of equal opportunity in employment.

================================================================================
MEMBER                                                            [LOGO OMITTED]
FDIC

CORPORATE OFFICE
One North Main Street
Cortland, New York
Tel: (607) 756-5643 Fax: (607) 756-5839

ANNUAL REPORT ON FORM 10-K
A copy of CNY Financial Corporations's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Steven A. Covert, Executive Vice President & Chief Financial Officer, CNY Financial Corporation, One North Main Street, Cortland, New York 13045, or by calling 607-758-2227.

REGISTRAR/TRANSFER AGENT
Communications  regarding  change  of  address,   transfer  of  stock  and  lost
certificates should be sent to:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

CORPORATE COUNSEL
Serchuk and Zelermyer, LLP
81 Main Street
White Plains, New York 10601

ACCOUNTANTS
KPMG, LLP
113 South Salina Street
Syracuse, New York 13202

DIVIDENDS

 There were no dividends declared in 1998. However, the company declared its inital quarterly cash dividend of $0.04 per share in the first quarter of 1999.

STOCK LISTING
CNY Financial Corporation's common stock is traded on the Nasdaq National Market System under the symbol CNYF. At December 31, 1998, there were 5,251,037 shares of CNY Financial Corporation common stock issued and outstanding, and there were approximately 1,610 holders of record. The table below shows the high and low bid price on the common stock for each month since the common stock began trading on October 6, 1998. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.


                                                                 Bid
                                                       ----------------------
   Month Ended                                          High            Low
-----------------                                      ------          ------
October  31, 1998 (1)                                  $10.00           $8.88
November 30, 1998                                      $10.19           $9.00
December 31, 1998                                      $10.06           $9.44

(1)Reflects the period from October 6 through October 31, 1998.

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily trading volume are reported in the most major newspapers.


MARKET MAKERS
CIBC Oppenhimer & Co. Inc.
Trident Securities, Inc.
Friedman Billings Ramsey & Co.
Tucker Anthony, Inc.

DIRECTORS


Joseph H. Compagni
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]

Patrick J. Hayes
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]

Donald P. Reed
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]

Roland Fragnoli
Cortland Savings Bank
[photo omitted]

Robert S. Kashdin
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]

Judith F. Riehlman
Cortland Savings Bank

Wesley D. Stisser, President & CEO
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]

Edward E. Hatter, Jr.
Cortland Savings Bank
[photo omitted]

Harvey Kaufman, Chairman
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]

Terrance D. Stalder
CNY Financial Corporation
Cortland Savings Bank
[photo omitted]